

BEATE GABRIEL FINANCE ■ BEATE.GABRIEL@PUMA.COM

PUMA AG ■ WÜRZBURGER STR. 13 ■ D-91074 HERZOGENAURACH ■ TEL +49 9132 81 2375 ■ FAX +49 9132 81 2526

Office of Int. Corporate Finance
Securities and Exchange Commission
Mail Stop 3 - 9
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


03050284

28.04.2003

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

Dear Sirs,

Please find attached the financial report for the 1. Quarter 203 in English language.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Best regards

PUMA AG Rudolf Dassler Sport

Beate Gabriel
(Finance)

Encls.

G:\CONTROL\GABRIEL\WINWORD\BO\BRIEFE\SEC.doc

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport



	MEDIA CONTACT:	INVESTOR CONTACT:
U.S.A.	Lisa Beachy, Tel. +1 978 698 1124	Andrew Schmitt, Tel. +49 9132 81 2612
Europe	Ulf Santjer, Tel. +49 9132 81 2489	Dieter Bock, Tel. +49 9132 81 2261

Financial Results for the 1st Quarter 2003

Herzogenaurach, Germany, April 23, 2003 – PUMA AG announces its consolidated financial results for the 1st Quarter 2003

Financial Performance

- **Consolidated sales increase 47%.**
- **Gross profit margin reaches highest level ever at 47%.**
- **SG&A below 30%.**
- **EBT at €72 million, more than doubles.**
- **Earnings per share jump from €1.43 to € 3.08.**

Outlook

- **Effective April 1, 2003 PUMA fully consolidates the footwear and accessories business in Japan.**
- **Future orders reach record level of €646 million.**
- **Full year sales growth of above 30% and pre tax profit growth of around 50% expected.**

Q1 2003 – strongest quarter ever

With an excellent start to 2003 PUMA continued its powerful performance and achieved its strongest quarter ever. Marking the second year of the company's Phase III growth plan, 2003 is set to be another banner year for PUMA.

Income Statement Review

Consolidated sales increase strongly
PUMA's strong sales growth continued during Q1 and consolidated sales increased by 47.4% from €232.8 million to €343.2 million. On a currency neutral basis, sales were up by 57.1%.

In terms of product segments, footwear and apparel again drove growth. Footwear grew by 54.6% to €249.2 million versus €161.2 million in the previous year. Strong growth in apparel continued in Q1 and sales increased by 40.9% from €56.8 million to €80 million. Sales of accessories decreased slightly by €1 million or 5.7% to €14 million.

Retail developments in Q1 include the opening of a new concept store in Amsterdam. Total company own retail sales increased by 40.4% from €14 million to €19.6 million year over year. Retail sales accounted for 5.7% of consolidated sales.


Consolidated Net Sales (€ million)
350
300
250
200
150
100
50
0
Q1
Q2
Q3
Q4
2002
2003

Worldwide PUMA's branded sales, which consist of consolidated and licensed sales, increased by 36.8% from €329.7 million to €451.1 million. Currency-adjusted, worldwide branded sales increased by 45.9%. Footwear sales improved by 41.5% to €292.6 million, apparel by 27.3% to €122.6 million and accessories by 35.6% to €35.9 million.

Gross profit margin reaches highest level at 47%
PUMA's gross profit margin achieved record levels, climbing significantly from 42.9% to 47.2%. This equates to a 430 basis point improvement over the previous year's level. The footwear margin jumped from 43% to 48%, apparel was up from 41.1% to 45.2% and accessories were 46.1% compared to 47.9%.


Gross Profit Margin (in %)
50,0%
45,0%
40,0%
35,0%
Q1
Q2
Q3
Q4
2002
2003

Royalty and commission income increases
Income from royalty and commission increased by 31.4% to €13,1 million in Q1.

SG&A expenses below 30%
As a percentage of sales, selling, general and administrative expenses were reduced again primarily due to seasonally strong top-line growth. In the 1st quarter 29.2% of sales or €100.1 million were spent on SG&A compared with 31.5% or €73.4 million in the previous year.

Investments in marketing and retail totaled €41.7 million or 12.2% of sales compared to €29.3 million or 12.6% in the previous year. In absolute amounts, this marks an increase in brand-building investments of €12.4 million. Expenses for product development and design rose by 17.7% to €7.5 million. Measured as a percentage of sales, expenses declined from 2.7% to 2.2%. Other selling, general and administrative expenses were further reduced from 16.2% to 14.8% of sales.

Depreciation and amortization increased by 14.2% to €3.2 million, whereby amortization accounted for €0.3 million.

EBIT and EBT at 72 million, once again more than doubled

PUMA's operating result (EBIT) increased by 114.4%, which translates into an operating margin improvement from 14.4% to 21%.

EBT showed remarkable improvements, leaping 118.1% from €33.1 million to €72.1 million; this improvement outpaced sales growth. As a consequence, profitability more than doubled.



EBT (€ million)
75
50
25
0
Q1
Q2
Q3
Q4
2002
2003

Tax rate at 32%

Taxes increased from €10.9 million to €23.1 million. This computes to a stable tax rate of 32%.

Earnings per share jump from €1.43 to €3.08

Consolidated net income rose from €22.1 million to €48.8 million. The net yield was 14.2% of sales compared to 9.5% in the previous year. During Q1, 15,845,500 basic shares were outstanding which translates to earnings per share of €3.08 versus €1.43 in the previous year. Diluted earnings per share amounted to €3.02 versus €1.43 last year.

Balance Sheet Review

Equity ratio improves despite higher balance sheet total

The balance sheet total increased by €194 million or 41.9% to €657.3 million at the end of March 2003. Despite the higher balance sheet total, year over year the equity ratio improved from 42.9% to 45.3%

PUMA's net cash position rose significantly from negative €29 million as of March 31, 2002 to €68.8 million at the end of March this year. This includes an initial cash payment of €25 million for the take-over of Japan.

Total working capital increased from €156.8 million to €184.4 million. This marks a much slower increase than sales.

Regional Highlights

Europe: strong growth continues

Strong sales growth continued in Europe jumping 60.1% from €159.4 million to €255.3 million. High double digit growth was realized in all countries in this region. Segmented by product category the breakdown is as follows: Footwear increased by 70.7%, apparel by 52.9%, and accessories declined by 9.1%.

US market displays 44% growth

In the Americas sales increased by 19.3% to €66.6 million or currency adjusted by a healthy 46.7%. Once again, this significant improvement is mainly attributable to PUMA's extraordinary development in the USA where US$-sales increased by 44% to US$ 63.6 million during the first quarter. All categories showed a double digit increase.

Sales in Asia/Pacific Rim increase slightly

In the Asia/Pacific Rim region, which includes mainly Australia and New Zealand, sales amounted to €12.7 million versus €13,4 million last year. On a currency neutral basis this would represent a slight increase of 1%. Sales in Japan are not yet included in this region, as first-time consolidation starts on April 1, 2003.


Sales by Region (€ million)
Europe
Americas
A/P
A/M.E.
2003
2002
0
100
200
300

Sales in Africa/Middle East more than doubles
Consolidated sales in the Africa/Middle East region more than doubled from €4.1 million to €8.6 million. All categories showed positive development.

PUMA Japan takes over footwear and accessories business

As already announced, PUMA took over direct responsibility for its Japanese footwear and accessories business effective April 1, 2003. For this reason, infrastructure including management, inventories, customer orders, and other selected assets and liabilities were transferred from Cosa Liebermann to PUMA Japan. Goodwill and assets, which consist mainly of inventory, as well as orders, were consolidated at the end of March 2003. The full consolidation will start April first, 2003.

Future Orders on highest level

Future orders increased by 50.2% to an all-time high of €646.4 million. Currency adjusted orders were up by 58.3%, or excluding Japan 41.5%.

By product segment, footwear increased by 48.1% to €468.3 million, apparel by 63.1% to €148.4 million and accessories were up 28% reaching €29.6 million. On a regional basis, the order situation is as follows: Europe increased by 34.9% to €439.2 million, and the Americas by 33.4% to €111.1 million or currency adjusted by an impressive 65%. Africa/Middle East was up by 30% amounting to €11.5 million, whereas Asia/Pacific showed the strongest growth of 555.2% from 12.9 million to €84.6 million due to the new Japanese business. Excluding Japan orders in this region were up by 13% currency adjusted.


Orders (€ million)
Footwear
Apparel
Acc.
2003
2002
0
100
200
300
400
500

Outlook

Management increases guidance for FY2003
Given the impressive order growth and strong first quarter performance, management is confident that PUMA will achieve sales growth of above 30%.

The gross profit margin should be ahead of long-term guidance of between 43% and 44%. For FY2003 gross margin is expected to be 45% or slightly above. Depending on actual sales growth selling, general and administrative expenses are expected to further decline as a percentage of sales. Pre tax profit is expected to increase by around 50% compared with last year, leading to a pre tax margin of more than 15%.

Jochen Zeitz, Chairman and CEO, said:
"Following an extraordinary 2002, PUMA has made a powerful leap into the second year of our Phase III expansion plan with another record-breaking Q1 performance. Given our strong order book and basis from Q1 we are now confident that our earnings will once again grow at a faster rate than sales."

Financial Calendar

- Financial results for Q2 in calendar week 31 2003
- Financial results for Q3 in calendar week 44 2003
- Preliminary results Q4 and FY 2003 in calendar week 5 2004

PUMA's earnings releases and other financial information are available on the Internet at "www.puma.com".

This document contains forward-looking information about the Company's financial status and strategic initiatives. Such information is subject to a certain level of risk and uncertainty that could cause the Company's actual results to differ significantly from the information discussed in this document. The forward-looking information is based on the current expectations and prognosis of the management team. Therefore, this document is further subject to the risk that such expectations or prognosis, or the premise of such underlying expectations or prognosis, become erroneous. Circumstances that could alter the Company's actual results and procure such results to differ significantly from those contained in forward-looking statements made by or on behalf of the Company include, but are not limited to those discussed be above.

###

PUMA® is the global athletic brand that successfully fuses influences from sport, lifestyle and fashion. PUMA's unique industry perspective delivers the unexpected in sportlifestyle footwear, apparel and accessories, through technical innovation and revolutionary design. Established in Herzogenaurach, Germany in 1948, PUMA distributes products in over 80 countries.
For further information please visit www.puma.com.

Income Statements PUMA Group	Q1/2003 € Mio.	Q1/2002 € Mio.	Devi-ation
Net sales	**343,2**	**232,8**	47,4%
Cost of sales	-181,0	-133,0	36,1%
Gross Profit	**162,1**	**99,8**	62,5%
- in % of net sales	47,2%	42,9%	
Royalty and commission income	13,1	9,9	31,4%
	175,2	109,7	59,7%
Selling, general and administrative expenses	-100,1	-73,4	36,4%
EBITDA	**75,1**	**36,4**	106,7%
Depreciation and amortisation	-3,2	-2,8	14,2%
EBIT	**71,9**	**33,6**	114,4%
- in % of net sales	21,0%	14,4%	
Financial expenses	0,2	-0,5	
EBT	**72,1**	**33,1**	118,1%
- in % of net sales	21,0%	14,2%	
Income taxes	-23,1	-10,9	111,5%
- Tax ratio	32,0%	33,0%	
Minorities	-0,2	-0,1	
Net earnings after minorities	**48,8**	**22,1**	121,3%
Net earnings per share (€)	**3,08**	**1,43**	115,5%
Net earnings per share (€) - diluted	**3,02**	**1,43**	111,1%
Weighted average shares outstanding	15,846	15,429	
Weighted average shares outstanding - diluted	16,177	15,429	

Primary segment data	Sales		Gross Profit	
	1-3/2003	1-3/2002	1-3/2003	1-3/2002
	by head office location of customer			
Breakdown by Regions	€ Mio.	€ Mio.	%	%
Europe	255,3	159,4	50,9%	44,2%
America	66,6	55,9	43,3%	41,7%
- thereof USA in US$	63,6	44,2		
Asia/Pacific Rim	12,7	13,4	39,2%	37,0%
Africa/Middle East	8,6	4,1	23,4%	26,4%
	343,2	232,8	47,2%	42,9%

	Sales		Gross profit	
	1-3/2003	1-3/2002	1-3/2003	1-3/2002
Breakdown by Product Segments	€ Mio.	€ Mio.	%	%
Footwear	249,2	161,2	48,0%	43,0%
Apparel	80,0	56,8	45,2%	41,1%
Accessories	14,0	14,8	46,1%	47,9%
	343,2	232,8	47,2%	42,9%

Consolidated Balance Sheet as of March 31	2003 € Mio.	2002 € Mio.	Deviation
ASSETS			
Cash and cash equivalents	99,1	37,5	164,5%
Inventories	164,4	132,0	24,5%
Receivables and other current assets	269,8	207,3	30,2%
Total current assets	**533,2**	**376,7**	41,6%
Deferred Income Taxes	**30,6**	**12,6**	142,7%
Property and equipment, net	**58,8**	**52,2**	12,6%
Goodwill and other long-term assets	**34,7**	**21,8**	59,1%
	657,3	**463,3**	41,9%
LIABILITIES AND SHAREHOLDER'S EQUITY			
Short-term bank borrowings	30,2	66,5	-54,5%
Accounts payable	136,3	97,2	40,2%
Other current liabilities	72,4	35,7	102,9%
Total liabilities	**238,9**	**199,4**	19,8%
Pension accruals	**18,1**	**17,7**	2,3%
Tax accruals	**43,4**	**6,9**	531,0%
Other accruals	**58,6**	**38,8**	50,8%
Long-term liabilities interest bearing	**0,1**	**1,1**	-94,7%
Minority interest	**0,6**	**0,6**	-0,4%
Total Shareholders' equity	**297,6**	**198,8**	49,7%
	657,3	**463,3**	41,9%

Cash Flow Statement PUMA Group	1-3/2003 € Mio.	1-3/2002 € Mio.	Deviation
Earnings before taxes on income	**72,1**	**33,1**	118,1%
Non cash effected expenses and income	**4,4**	**2,9**	52,9%
Cash Flow - Gross	**76,5**	**36,0**	112,9%
Change in net assets	**-69,5**	**-46,0**	51,1%
Interests, taxes and other payments	**-1,8**	**-6,5**	
Cash Flow from operating activities	**5,3**	**-16,5**	-132,0%
Cash Flow from investing activities without acquisition	**-4,4**	**-4,4**	**1,1%**
Free Cash Flow	**0,9**	**-20,9**	
Cash Flow for acquisition	**-25,4**	**0,0**	
Cash Flow from financing activities	**11,1**	**23,2**	**51,9%**
Effect on exchange rates on cash	-1,1	-0,1	
Change in cash and cash equivalents	**-14,4**	**2,2**	
Cash and cash equivalents at beginning of financial year	113,6	35,3	221,7%
Cash and cash equivalents end of the period	**99,1**	**37,5**	**164,5%**

Selected Key Figures	2003	2002	Deviation
World-wide sales (€ Mio.)	451,1	329,7	36,8%
Equity ratio	45,3%	42,9%	
Working capital (€ Mio.)	184,4	156,8	17,6%
Order backlog (€ Mio.)	646,4	430,5	50,2%
Investments in tangible and intangible assets (€ Mio.)	4,9	4,4	9,6%
Headcount (March 31)	2.537	2.154	17,8%